

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 11, 2008

Mr. Terry N. Williams
Chief Financial Officer
Nova Mining Corporation
322 Brightwater Crescent
Saskatoon, Saskatchewan
Canada S7J 5H9

> **Re: Nova Mining Corporation**
> **Form 10-K for Fiscal Year Ended February 29, 2008**
> **Filed June 13, 2008**
> **Form 10-Q for Fiscal Quarter Ended May 31, 3008**
> **Filed July 21, 2008**
> **Form 10-Q for Fiscal Quarter Ended August 31, 3008**
> **Filed October 15, 2008**
> **File No. 000-52668**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 29, 2008

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that the opinion paragraph of the Malone & Bailey, PC report refers to
        your financial statements as of and for the years ended February 29, 2008 and
        February 28, 2007 and the results of your operations and your cash flows for "the
        periods described." Please obtain and file an audit report from your auditors that
        is consistent with the reporting guidance in AU Section 508.08, which requires
        stating the periods that have been audited in the opinion paragraph.

Controls and procedures, page 17

2.   We note your conclusion on the effectiveness of your disclosure controls and
        procedures was *based upon and as of the date of that evaluation*. However, you
        did not mention the date of the evaluation in your disclosure. Please revise your
        disclosure as necessary to comply with Item 307 of Regulation S-K.

3.   We note that your management assessed the effectiveness of your internal control
        over financial reporting as of February 29, 2008. However, you did not provide a
        statement as to whether or not internal control over financial reporting is
        effective. Given that you have identified a material weakness in your internal
        control over financial reporting, it appears you would need to conclude that these
        were not effective. Please revise your disclosure as necessary to comply with
        Item 308(a)(3) of Regulation S-K

4.   Your disclosure explaining that there have been no changes in your internal
        controls over financial reporting as of the end of the period covered by your
        report that could affect these controls *subsequent to the date of the evaluation*
        does not satisfy the requirements in Item 308(c) of Regulation S-K.

        This guidance requires that you disclose any change in your internal control over
        financial reporting that occurred *during the last fiscal quarter* (rather than
        subsequent to the date of the evaluation) that has materially affected, or is
        reasonably likely to materially affect your internal control over financial
        reporting. Please modify your disclosure accordingly.

<u>Form 10-Q for the Quarter Ended August 31, 2008</u>

<u>General</u>

5.   The comments written on your annual report which pertain to the date of evaluating the effectiveness of your disclosure controls and procedures; and concerning changes in your internal control over financial reporting, also pertain to the corresponding disclosures in your two subsequent interim reports on Form 10-Q. Please revise accordingly.

<u>Closing Comments</u>

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief